Exhibit 99.1

Interim condensed consolidated financial statements of

Medicenna Therapeutics Corp.

(Expressed in Canadian Dollars)

For the three and six months ended September 30, 2023

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

	September 30, 2023	March 31, 2023
Assets	$	$
Current assets
Cash and cash equivalents	25,687	33,596
Prepaids and deposits	1,691	1,934
Other receivables	306	855
	27,684	36,385
Intangible assets (Note 8)	59	61
	27,743	36,446
Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,695	3,800
	3,695	3,800

Other long-term liabilities	158	-
Warrant derivative (note 6)	453	3,160
	4,306	6,960
Shareholders' Equity
Common shares (Note 3)	100,924	100,924
Contributed surplus (Notes 4 and 5)	10,049	9,486
Accumulated other comprehensive income	30	57
Deficit	(87,566)	(80,981)
	23,437	29,486
	27,743	36,446

Going concern (Note 1)

Subsequent event (Note 11)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

	3 months ended September 30, 2023	3 months ended September 30, 2022	6 months ended September 30, 2023	6 months ended September 30, 2022
	$	$	$	$
Operating expenses
General and administration (Note 10)	2,303	2,371	3,950	4,290
Research and development (Note 10)	3,134	2,362	5,946	4,773

Total operating expenses	5,437	4,733	9,896	9,063

Finance income	(342)	(162)	(688)	(192)
Change in fair value of warrant derivative (Note 6)	(960)	(1,800)	(2,707)	(1,800)
Foreign exchange (gain) loss	(412)	(1,875)	84	(2,020)
	(1,714)	(3,837)	(3,311)	(4,012)

Net loss for the period	(3,723)	(896)	(6,585)	(5,051)
Cumulative translation adjustment	503	(7)	(27)	(11)
Comprehensive loss for the period	(3,220)	(903)	(6,612)	(5,062)

Basic and diluted loss per share for the period	(0.05)	(0.01)	(0.09)	(0.08)

Weighted average shares outstanding (Note 3)	69,637,469	63,550,512	69,637,469	59,862,299

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Six months ended September 30, 2023	Six months ended September 30, 2022
	$	$
Operating activities
Net loss for the period	(6,585)	(5,051)
Items not involving cash
Depreciation	2	2
Stock based compensation	563	837
Unrealized foreign exchange	493	(1,381)
Accrued interest	–	(95)
Change in fair value of warrant derivative (Note 6)	(2,707)	(1,800)
Changes in non-cash working capital
Other receivables and deposits	792	463
Accounts payable and accrued liabilities	53	316
	(7,389)	(6,709)
Financing activities
Issuance of share capital on ATM, net of issuance costs (Note 3)	–	901
Issuance of share capital and warrants in public offering, net of issuance costs (Note 3)	–	23,912
	–	24,813
Effect of foreign exchange on cash	(520)	1,370
Net decrease in cash	(7,909)	19,474
Cash, beginning of period	33,596	20,535
Cash, end of period	25,687	40,009

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands Canadian Dollars, except for share and per share amounts)

(Unaudited)

	Common shares issued and outstanding		Contributed surplus	Accumulated other comprehensive income	Deficit	Total
	Number	Amount
	#	$	$	$	$	$

Balance, March 31, 2022	55,647,479	83,671	7,926	171	(70,933)	20,835
Stock based compensation	–	–	837	–	–	837
Issued on ATM financing (Note 3)	656,656	901	–	–	–	901
Issued pursuant to public offering, net of warrant derivative (Note 3)	13,333,334	16,405	–	–	–	16,405
Cumulative translation adjustment	–	–	–	(11)	–	(11)
Net loss for the period	–	–	–	–	(5,051)	(5,051)
Balance, September 30, 2022	69,637,469	100,977	8,763	160	(75,984)	33,916

Balance, March 31, 2023	69,637,469	100,924	9,486	57	(80,981)	29,486
Stock based compensation	–	–	563	–	–	563
Cumulative translation adjustment	–	–	–	(27)	–	(27)
Net loss for the period	–	–	–	–	(6,585)	(6,585)
Balance, September 30, 2023	69,637,469	100,924	10,049	30	(87,566)	23,437

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

1.	Nature of business and going concern

The Company's principal business activity is the development and commercialization of IL-2, IL-4 and IL-13 Superkines and Empowered Superkines for the treatment of cancer, inflammation and immune-mediated diseases. Medicenna has four wholly owned subsidiaries, Medicenna Therapeutics Inc. (“MTI”) (British Columbia), Medicenna Biopharma Inc. (“MBI”) (Delaware), Medicenna Biopharma Inc. (“MBIBC”) (British Columbia) and Medicenna Australia PTY Ltd (“MAL”) (Australia). Medicenna is traded on the Toronto Stock Exchange under the symbol ‘’MDNA”.

As at September 30, 2023, the head and registered office is located at 2 Bloor St W, 7th Floor, Toronto, Ontario, Canada.

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, manufacturing drug supplies, initiating preclinical and clinical studies, submitting regulatory dossiers and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $87.6 million as of September 30, 2023. With current finance income only consisting of interest earned on excess cash, cash equivalents and marketable securities, losses are expected to continue while the Company’s R&D programs are advanced.

The Company currently does not earn any revenues from our product candidates and are therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of our research and development activities for bizaxofusp (formerly MDNA55), MDNA11 and the BiSKITs™ platform and the commercialization of bizaxofusp is dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and revenues from strategic partners. There is no guarantee of future financing and that our research and development activities associated with bizaxofusp, MDNA11 and the BiSKITs platform will be successful, which may require a change in plans of the Company. The Company has no current sources of revenues from strategic partners.

The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, and develop or commercialize any products without future financings. These material uncertainties cast substantial doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. There can be no assurance that additional financing will be available on acceptable terms or at all. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.

The Corporation's ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. These interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if the Corporation were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.	Basis of presentation and significant accounting policies

a)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (IAS 34) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting and Interpretations Committee (“IFRIC”).

The interim condensed consolidated financial statements do not include all the information and

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies cont’d disclosures required in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2023.

The interim condensed consolidated financial statements were approved by the Company’s Board of Directors and authorized for issue on November 13, 2023.

b)	Functional and presentation currency

The functional currency of an entity and its subsidiary is the currency of the primary economic environment in which the entity operates. The functional currency of the parent company is the Canadian dollar and the functional currency of MBI is the US dollar, the functional currency of MTI and MBI BC is the Canadian dollar, the functional currency of MAL is the Australian dollar, and the presentation currency of the parent company is the Canadian dollar.

c)	Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

The unaudited interim condensed consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited interim condensed consolidated financial statements and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2023. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the six months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the full year ended March 31, 2024. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended March 31, 2023.

3.	Share capital

Authorized

Unlimited common shares

Equity Issuances

August 2022 Public Offering

On August 10, 2022, pursuant to an underwritten public offering, 13,333,334 units were sold at a purchase price of US$1.50 per unit for gross proceeds of US$20.0 million ($25.6 million). Each unit included one common share with a fair value of US$1.06 and one common share purchase warrant with a fair value of US$0.44 (see Note 6). Each common share purchase warrant entitles the holder to purchase one common

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

3.	Share capital cont’d

share at an exercise price of US$1.85 until August 9, 2027. The Company incurred transaction costs of $2.2 million (US$1.7 million) of which $1.6 million (US$1.2 million) were allocated to share issue costs and $0.6 million (US$0.5 million) were allocated to operating expenses, based on their relative fair values.

At-The-Market Facility

On February 17, 2023, the Company entered into a sales agreement with Oppenheimer & Co. Inc. acting as a sales agent, pursuant to which the Company may, from time to time sell, through at-the-market (“2023 ATM”) on the NASDAQ such number of common shares as would have an aggregate offering price of up to US$10.0 million (the 2023 ATM Offering). During the six months ending September 30, 2023, the Company has issued no common shares on the 2023 ATM Offering. On November 2, 2023, the trading of the Company’s common shares on the Nasdaq Capital Market (“Nasdaq”) was suspended as a result of the Company’s failure to comply with the US$1.00 per share minimum bid price requirement. Further to the Nasdaq Delisting, the 2023 ATM Agreement was terminated.

On December 30, 2020, the Company entered into a sales agreement with SVB Leerink acting as sales agent, pursuant to which the Company may, from time to time sell, through at-the-market (“ATM”) on the NASDAQ such number of common shares as would have an aggregate offering price of up to US$25.0 million (the ATM Offering), which expired December 30, 2022. During the three months ended June 30, 2022, the Company issued 656,656 common shares for gross proceeds of US$0.8 million at an average price of US$1.20. The company received; net of commissions US$0.7 million. In total, the Company incurred share issuance costs (including commissions) of US$0.1 million.

Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding. For the periods ended September 30, 2023 and 2022, the calculation was as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Common shares issued and outstanding, beginning of year	69,637,469	56,304,135	69,637,469	55,647,479
ATM issuances	–	–	–	571,833
Shares issued on 2022 Public Offering	–	7,246,377	–	3,642,987
Weighted average shares outstanding, end of period	69,637,469	63,550,512	69,637,469	59,862,299

The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti- dilutive.

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

4.	Warrants

Warrant continuity:

	Warrants #	Weighted average exercise price $
Issued and outstanding
Balance – March 31, 2022	2,964,542	1.51
Common share purchase warrants issued in the 2022 Public Offering	13,333,334	2.39
Warrants expired during the period	(112,490)	1.75
Balance – March 31, 2023	16,185,386	2.23

There has been no warrant activity during the period ended September 30, 2023.

At September 30, 2023, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Warrants	Exercise Price	Expiry Date
#	$
1,303,000	1.20	December 21, 2023
1,549,052	1.75	October 17, 2024
13,333,334	US 1.85	August 9, 2027
16,185,386

During the 3 months ended September 30, 2023, the warrants issued on October 17, 2019, in correlation with a public offering, were due to expire on July 17, 2023 and were extended to October 17, 2024.

5.	Stock options

During the six months ended September 30, 2023, the Company granted 2,884,000 stock options at an average exercise price of $0.39 per share. Of these granted, 2,155,000 options were granted to the Company’s officers and employees and vest 50% after one year, 25% after two years and 25% after three years, and have a ten-year life. Another 250,000 options were granted to advisors of the Company and vest 50% upon issuance and 50% over 1 year and have a five-year life. Finally, 479,000 options were granted to the Board and advisors of the Company and vest 50% upon issuance and 50% after 1 year and have a five-year life.

During the six months ended September 30, 2022, the Company granted 1,290,713 stock options at an average exercise price of $1.44 per share. 997,608 of the options were granted to the Company’s officers and employees and vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; and 293,105 options were granted to Directors of the Company at a price of $1.45 and vest 50% upon issuance and 50% after 1 year and have a five-year life.

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

5.	Stock options cont’d

Stock option transactions for the period ended September 30, 2023 and 2022 are set forth below:

	Number of options	Weighted average exercise price

Balance outstanding at March 31, 2022	4,464,640	2.00
Granted	1,290,713	1.44
Expired	(100,000)	2.88
Forfeited	(45,000)	3.86
Balance outstanding at March 31, 2023	5,610,353	$1.84
Granted	2,884,000	0.39
Cancelled	(175,230)	0.52
Balance outstanding at September 30, 2023	8,319,123	$1.34

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	September 30, 2023	March 31, 2023

Exercise price	$0.38 - $0.67	$1.36-1.45
Grant date share price	$0.38 - $0.67	$1.36-1.45
Risk free interest rate	5%	5.10%
Expected life of options	5 years	5 years
Expected volatility	86%	90%
Expected dividend yield	-	-
Forfeiture rate	0% - 15%	0% - 15%
Weighted average fair value of options granted during the period	$0.27	$1.04

The following table summarizes information about stock options outstanding at September 30, 2023:

	Options outstanding			Options exercisable

Exercise price range	Number	Weighted average exercise price	Weighted average remaining contractual life (years)	Number	Weighted average exercise price
$	#	$		#	$

0.38-1.99	5,978,721	0.84	7.22	2,925,440	1.13
2.00-2.99	1,579,000	2.03	3.53	1,579,000	2.03
3.00-5.19	761,402	3.77	4.26	604,659	3.78

	8,319,123	1.34	6.25	5,109,099	1.72

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

6.	Warrant Derivative

On August 10, 2022, pursuant to an underwritten public offering, 13,333,334 units were sold at a purchase price of US$1.50 per unit for gross proceeds of US$20.0 million ($25.6 million). Each unit included one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$1.85 until August 9, 2027. The Company incurred transaction costs of $2.2 million (US$1.7 million) of which $1.6 million (US$1.2 million) were allocated to share issue costs and $0.6 million (US$0.5 million) were allocated to operating expenses, based on their relative fair values.

Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through the consolidated statement of loss. The Company’s warrants have an exercise price of US$1.85, and therefore meet this requirement and has presented the value of these warrants as a non-current liability on the consolidated statement of financial position. Upon exercise, the recorded liability is to be reallocated to share capital with the proceeds from the exercise. In the case that these warrants expire, the related liability is reversed through the consolidated statement of loss. As a result of this accounting treatment, there is no cash flow impact.

Estimating the fair value for the warrant derivative requires determining an appropriate valuation model which is dependent on the terms and conditions of the issuance. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the warrant derivative, expected share price volatility and expected dividend yield and making assumptions about them.

A reconciliation of the change in fair value of the warrant derivative is as follows:

$
Balance September 30, 2022	5,707
Change in fair value of warrant derivative	(2,588)
Foreign exchange loss	41
Balance March 31, 2023	3,160
Change in fair value of warrant derivative	(2,591)
Foreign exchange loss	(116)
Balance September 30, 2023	453

The Company uses historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the warrants. The risk-free interest rate is based on U.S. Department of Treasury benchmark treasury yield rates in effect at the time of valuation and the expected life of the warrants represents the estimated length of time the warrants are expected to remain outstanding.

The following table summarizes the key assumptions used in the Black-Scholes valuation of the warrant derivative at September 30, 2023:

	September 30, 2023	March 31, 2023

Fair value of warrants	$0.03	$0.24
Underlying share price	$0.40	$0.88
Risk free interest rate	5.00%	5.10%
Expected hold period to exercise	2.0 years	2.5 years
Expected share price volatility	85%	85%
Expected dividend yield	Nil	Nil

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

7.	Government assistance

CPRIT assistance

In February 2015, the Company received notice that it had been awarded a grant by the Cancer Prevention Research Institute of Texas (“CPRIT”). Under the terms of the grant, the Company is required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of MDNA55 until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5% of revenues. At this time the royalty is not probable and therefore no liability has been recorded. In addition, the Company must maintain a presence in Texas for three years following completion of the grant.

8.	Commitments

Intellectual property

The Company has entered into various license agreements with respect to accessing patented technology. In order to maintain these agreements, the Company is obligated to pay certain costs based on timing or certain milestones within the agreements, the timing of which is uncertain. These costs include ongoing license fees, patent prosecution and maintenance costs, royalty and other milestone payments. As at September 30, 2023, the Company is obligated to pay the following:

a)	Given the current development plans and expected timelines of the Company it is assumed that project milestones of US$1.7 million will be due in the next five years.

9.	Related party disclosures and key compensation

(a)	Key management personnel

Key management personnel, which consists of the Company’s officers (President and Chief Executive Officer, Chief Development Officer, former Chief Financial Officers, and former Chief Business Officer) and directors, earned the following compensation for the following periods:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries and wages	724	252	977	505
Board fees	101	76	179	152
Stock option expense	184	369	427	711
	1,009	697	1,583	1,368

(b)	Amounts payable to related parties and key management personnel

As at September 30, 2023, the Company had trade and other payables in the normal course of business, owing to directors and officers of $418 (2022 - $132) related to board fees, accrued vacation, and accrued bonus.

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

10.	Components of Expenses

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
General and Administration Expenses	$	$	$	$

Depreciation expense (non-cash)	1	2	2	2
Stock based compensation (non-cash)	101	245	261	541
Facilities and operations	224	149	376	273
Public company expenses	1,350	1,097	2,420	2,374
Transaction costs, warrant derivative (Note 6)	-	652	-	652
Salaries and benefits	627	226	891	448
	2,303	2,371	3,950	4,290

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Research and Development Expenses	$	$	$	$

Chemistry, manufacturing, and controls	275	45	771	540
Regulatory	23	9	50	37
Discovery and pre-clinical	369	401	886	871
Clinical	1,394	901	2,091	1,531
Salaries and benefits	654	545	1,154	1,059
Licensing, patent, legal fees and royalties	442	275	857	436
Stock based compensation (non-cash)	167	185	302	296
Research and development tax credits	(200)	-	(200)	-
Other research and development expenses	10	1	35	3
	3,134	2,362	5,946	4,773

11.	Subsequent events

On November 2, 2023, the Company’s common shares were delisted from the Nasdaq Capital Market as a result of the Company’s failure to comply with the US$1.00 per share minimum bid price requirement (the “Nasdaq Delisting”). The Company’s common shares continue to trade on the Toronto Stock Exchange. Following the Nasdaq Delisting, the Company is seeking to have its common shares traded on the OTC Markets.

In connection with the Nasdaq delisting, the Company announced the departure of Jeff Caravella as Chief Financial Officer effective October 26, 2023.

On October 26, 2023, 1,030,000 unvested stock options were cancelled due to employee departures from the Company, including the aforementioned Chief Financial Officer.